Filed Pursuant To Rule 433

Registration No. 333-139016

July 26, 2007

INTERVIEW: ETF Demand For Gold Picking Up Again In 3Q -WGC

Dow Jones Commodities Service

By Allen Sykora

August 15, 2007

The amount of gold held by exchange-traded funds declined marginally during the second quarter but is now trending higher again, according to George Milling-Stanley, manager of investment and market intelligence for the World Gold Council.

Otherwise, he said, demand in nearly all other categories - jewelry, industrial and retail investment - was helped during the second quarter by prices that were stable, even though the average was higher than a year ago, he said.

Milling-Stanley made his remarks in an interview in conjunction with Wednesday’s release of a quarterly gold demand report.

Investment in exchange-traded funds and similar products, which posted a modest redemption of 2.6 metric tons, ran counter to the overall stronger demand trend.

This was largely confined to the streetTRACKS Gold Shares (GLD), which is the largest and most liquid of the funds, and coincided with a much steeper decline in speculative long positions on the Comex division of the New York Mercantile Exchange, the Gold Council report said. While the two vehicles are not directly comparable, streetTRACKS effectively followed the trend in the broader gold market, suggesting that investors and traders were increasingly accepting the ETF as simply another component of that market, the Gold Council said.

However, investors have been returning to exchange-traded funds, with streetTRACKS holdings reaching around 509 metric tons as of Monday, compared with 464.37 on the last business day of June, Milling-Stanley said.

The Gold Council report noted that total holdings for all ETFs, for which data are readily available, were 677.2 metric tons as of Aug. 8, compared with 628.9 at the end of the second quarter.

Milling-Stanley emphasized that redemptions during the second quarter were not massive to begin with, as the drop from the peak to the trough was only about 8%, or roughly 30 tons.

“Although we saw some redemptions in the (second) quarter, there has been a good, strong recovery since then with new creations,” Milling-Stanley said.

“I think that more and more people are becoming aware of the benefits of a long-term strategic allocation to gold in properly balanced portfolios,” he said. “I think what we saw in the second quarter was a hiccup where there were some people taking short positions in the gold market in general, and some people did the same through the ETFs, because it’s now become an integral part of the overall gold market.”

Milling-Stanley noted - as have other analysts - that investors in ETFs have normally shown an inclination to hold positions for the longer term.

“What we’ve seen is a shift away from some rather short-term speculative movements in Q2 to a return to the longer-term trend, which has been essentially (growing) virtually uninterrupted” since the first major gold ETF opened in November 2004, he said.

Price Volatility Declines From 1Q And 2006

Second-quarter gold demand in most categories tracked by the Gold Council was encouraged by more stable prices this year, even though the average of $666.84 an ounce in the second quarter was up 6% from $627.71 in the second quarter of 2006, Milling-Stanley said.

“People seem to be comfortable with the price where it is,” he said. “The volatility is what makes them hold back from purchases.”

He said there was an “absence of the extraordinary volatility” that occurred during the first eight months of 2006.

A 22-day rolling volatility measurement had fallen to about 12% by the end of the second quarter of 2007, compared to 18% at the end of the first quarter, which in turn was down from 2006.

Milling-Stanley attributed the decline in volatility to less speculation in gold than a year ago.

“If you cast your mind back to May of last year, which was the height of the volatility, we went up from (around) $600 to $725 - based on the London afternoon fixing - in just 18 trading days,” Milling-Stanley said. “Most gains of $100 over the past five or six years have taken about 12 months to accomplish.”

Spot gold rose from a low of roughly $582 in April 2006 to a peak of around $730 in May 2006, before retreating as far as the $543 neighborhood in June 2006.

“It was speculative on the way up, then a lot of people took profits once we got over $700 in May of last year, so the price came back down very sharply,” Milling-Stanley said.

Volatility in gold prices picked up last week, with prices initially tumbling due to liquidation by large speculators to raise cash as equities tumbled on credit-market worries, followed by flight-to-safety buying on Friday.

“The relatively greater stability in the price was helpful in 2Q,” Milling-Stanley said. “Last week, we were a little more volatile. But I’m hopeful that is not going to be the pattern for the (third) quarter as a whole. And if we don’t have sustained volatility, like we had in 2006, then I have to say that given we’re coming into what is usually the strongest season of the year for gold demand, I’m pretty optimistic.”

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